1F 1-30-04



03052979

CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NO.
8-046057

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 2 9 2003
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/02 (mm/dd/yy) AND ENDING 06/30/03 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FORTREND SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

PROCESSED
FEB 04 2004
THOMSON FINANCIAL

744 MONTGOMERY STREET, 3RD FLOOR
(No and Street)

SAN FRANCISCO	CALIFORNIA	94111
(city)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH FORSTER — (415) 986-2940
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213,	Walnut Creek,	California	94596
(Address)	(City)	(Sate)	(Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

& 80

OATH OR AFFIRMATION

I, **JOSEPH FORSTER**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **FORTREND SECURITIES, INC.**, as of **JUNE 30, 2003**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



PATRICK L. MULLINS
Commission # 1311734
Notary Public - California
San Francisco County
My Comm. Expires Jul 1, 2005

Notary Public

Signature

PRESIDENT

Title

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Conditions.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fortrend Securities, Inc.

Table of Contents

	Page
Independent Auditor's Report	3
Consolidated Statement of Financial Condition	4
Consolidated Statement of Income	5
Consolidated Statement of Changes in Stockholder's Equity	6
Consolidated Statement of Cash Flows	7
Notes to the Consolidated Financial Statements	8
Supplemental Information	
Schedule I:	
Computation of Net Capital Under Rule 15c3-1	
Reconciliation with Company's Net Capital Computation	12
Schedule II:	
Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3	
Information for Possession or Control Requirements Under Rule 15c3-3	13
Independent Auditor's Report on Internal Control	14

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Board of Directors
Fortrend Securities, Inc.
San Francisco, California

We have audited the accompanying statement of financial condition of Fortrend Securities, Inc. as of June 30, 2003, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis in our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fortrend Securities, Inc. at June 30, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



August 20, 2003

Fortrend Securities, Inc.

Consolidated Statement of Financial Condition

June 30, 2003

Assets

Cash and cash equivalents		$ 1,914
Certificates of deposit		119,281
Securities owned		3,399
Due from clearing broker		215,994
Deposit with clearing broker		250,000
Other receivables		6,284
Due from shareholder		12,797
Total assets		$ 609,669

Liabilities and Stockholder's Equity

Accrued wages		$ 15,000
Accounts payable		16,142
Securities sold, not yet purchased		22,800
Total liabilities		53,942
Stockholder's equity		
Common stock (no par value, 3,000 shares authorized; 3,000 shares issued and outstanding)	$ 55,622	
Paid in capital	226,167	
Retained earnings	273,938	
Total stockholder's equity		555,727
Total liabilities and stockholder's equity		$ 609,669

See independent auditor's report and accompanying notes.

Fortrend Securities, Inc.

Consolidated Statement of Income

For the Year Ended June 30, 2003

Revenue	
Commission revenue	$ 408,610
Interest and dividend income	48,985
Other income	38,567
Loss on securities	(13,994)
Total revenue	482,168
Expenses	
Compensation	320,327
Management fees	262,117
Clearing fees	27,422
Professional fees	26,888
Interest expense	897
Other operating expenses	66,193
Total expenses	703,844
Loss before income taxes	(221,676)
Income tax benefit	(343,607)
Net income	$ 121,931

See independent auditor's report and accompanying notes.

Fortrend Securities, Inc.

Consolidated Statement of Changes in Stockholder's Equity

For Year Ended June 30, 2003

	Common Stock	Paid in Capital	Retained Earnings	Stockholder's Equity
Beginning balances, as previously reported, June 30, 2002	$ 5,622	$ 226,167	$ 161,703	$ 393,492
Prior period adjustment			(9,696)	(9,696)
Beginning balances, restated	5,622	226,167	152,007	383,796
Issuance of stock	50,000			50,000
Net income			121,931	121,931
Ending balances, June 30, 2003	$ 55,622	$ 226,167	$ 273,938	$ 555,727

See independent auditor's report and accompanying notes.

Fortrend Securities, Inc.

Consolidated Statement of Cash Flows

For the Year Ended June 30, 2003

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	121,931
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
(Increase) decrease in:		
Certificates of deposit		(7,841)
Securities owned		42,371
Due from clearing broker		125,059
Other receivables		586
Due from shareholder		(4,283)
Increase (decrease) in:		
Accrued wages		(7,000)
Accounts payable		1,994
Securities sold, not yet purchased		22,800
Deferred tax liability		(345,207)
Net cash provided (used) by operating activities		(49,590)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of stock		50,000
Net cash provided (used) by financing activities		50,000
Net increase (decrease) in cash and equivalents	$	410
Cash and equivalents, June 30, 2002		1,504
Cash and equivalents, June 30, 2003	$	1,914

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Income taxes paid	$	800

See independent auditor's report and accompanying notes.

Fortrend Securities, Inc.

Notes to the Consolidated Financial Statements

June 30, 2003

(1) Organization

Fortrend Securities, Inc. (the "Company"), a Delaware corporation, was incorporated on March 8, 1992, and registered as a broker-dealer in the State of California on May 18, 1992. The Company was approved for membership by the National Association of Securities Dealers, Inc. on September 7, 1993. The Company engages primarily as a clearing conduit for the sales of U.S. securities to Australian investors through its wholly-owned subsidiary, Fortrend Securities Pty. Ltd. (an Australian corporation) (the Subsidiary). The Subsidiary was incorporated in 1992 and engages in the brokerage of securities in Australia.

(2) Summary of Significant Accounting Policies

Basis of Consolidation
The consolidated financial statements include accounts of the Company and its wholly-owned subsidiary. The Company is engaged in a single line of business as a securities broker-dealer.

Security Transactions
Customer securities transactions and related commission income and expenses are recorded on a trade date basis.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than the deposit at clearing broker, to be cash equivalents.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Securities Owned & Securities Sold, Not Yet Purchased
Securities owned and securities sold, not yet purchased consist of equity securities and are stated at market value with related changes in unrealized appreciation or depreciation reflected in trading profit. Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at predetermined prices. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations.

Fortrend Securities, Inc.

Notes to the Consolidated Financial Statements

June 30, 2003

(2) Summary of Significant Accounting Policies (Continued)

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(3) Income Taxes

Income taxes are determined based upon Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which requires recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial statements and tax returns in different periods.

The Company's total deferred tax assets and liabilities as of June 30, 2003 are as follows:

Deferred tax assets	
Federal	$ 133,200
Foreign	600
	133,800
Valuation allowance	(133,800)
Net deferred tax assets	$0

The deferred tax assets are primarily the result of federal net operating loss carryforwards. As of June 30, 2003, the Company had federal loss carryforwards of $887,913 that may be used to offset future taxable income. The federal loss carryforwards are due to expire in the years 2012 through 2023. A valuation allowance of $133,800 has been established for those deferred tax assets that will more likely than not be unrealized. This is an increase of $133,800 over prior years valuation allowance.

Fortrend Securities, Inc.

Notes to the Consolidated Financial Statements

June 30, 2003

(3) Income Taxes (Continued)

The income tax expense (benefit) for the year ended June 30, 2003 consists of the following:

Current:	
Federal	($269,575)
State	(74,032)
	($343,607)

It is the management's opinion that, due to the running of the statue of limitations, the Company will not incur tax liability from the additional tax basis in certain securities that were previously contributed to the Company and subsequently sold. Therefore, the tax provision includes a reversal of the prior year tax liability.

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $100,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At June 30, 2003, the Company's net capital was $493,097, which exceeded the requirement by $393,097.

(5) Security Interest

The Australian Securities and Investment Commission (ASIC) requires a security of $20,000 (Australian dollars) to be pledged to the ASIC. At June 30, 2003, $20,000 Australian dollars or $13,424 (US dollars) of the Company's certificates of deposit held at the Bank of Melbourne is restricted from withdrawal as collateral to the ASIC.

(6) Related Party Transactions

The Company is affiliated with Paine Webber Pty. Ltd., an Australian corporation. The Company's officer and sole shareholder is also an officer and major shareholder of Paine Webber Pty. Ltd. During the year ended June 30, 2003, the Company paid management fees to Paine Webber Pty. Ltd. totaling $262,117. Included in accounts payable is $9,151 due to Pain Webber Pty. Ltd. at June 30, 2003.

At June 30, 2003, $12,797 was due from the Company's sole shareholder.

SUPPLEMENTAL INFORMATION

Fortrend Securities, Inc.

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of June 30, 2003

Net Capital:		
Total stockholder's equity qualified for net capital		$ 555,727
Less: Non-allowable assets		
Cash held outside of the United States	$ 1,914	
Certificates of deposit held outside of the United States	37,683	
Other receivables	6,284	
Due from shareholder	12,797	
Total non-allowable assets		58,678
Net capital before haircuts		$ 497,049
Less: Haircuts on securities		3,952
Net capital		$ 493,097
Net minimum capital requirement of 6.67% of aggregate indebtedness of $53,942 or $100,000, whichever is greater		100,000
Excess net capital		$ 393,097

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of June 30, 2003)

Net capital as reported in Company's Part II of Form X-17A-5 as of June 30, 2003	$ 149,030
Increase in stockholder's equity	352,805
Increase in nonallowable assets	(8,738)
Net capital per above computation	$ 493,097

Fortrend Securities, Inc.

Schedule II

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

June 30, 2003

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are cleared through a clearing organization or otherwise processed in accordance with Rule 15c3-1 (a) (2).

Information for Possession or Control Requirements Under Rule 15c3-3

June 30, 2003

Not applicable

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Fortrend Securities, Inc.
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of Fortrend Securities, Inc. (the Company) for the period ended June 30, 2003, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



August 20, 2003

TO THE COMMISSIONER OF CORPORATIONS

STATE OF CALIFORNIA

Verification Form Pursuant to

Rules 260.241.2(b) and 350.535.1(b)

I, Joseph Forster, certify under penalty of perjury, that I have read the foregoing and annexed financial report and supporting schedules and know the contents thereof; that the same are true and correct to my best knowledge and belief; and that neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 17th day of September, 2003,

at San Francisco, California.



Joseph Forster
PRESIDENT

Fortrend Securities, Inc.
(Name of licensee)

(File Number)